SEC [barcode] COMMISSION
19

04003207

A[...] AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51324

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 27 2004
WASH. D.C.
158

cm 3-17

BB 3/4

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Park Avenue Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 Hanover Square, 4th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark A. Silberman (212) 919-3472
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address), New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark A. Silberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Park Avenue Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TANICE D. QUIROZ
Notary Public, State of New York
No. 01QU5076998
Qualified in New York County
Commission Expires October 26, 2005

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Park Avenue Securities LLC and Subsidiaries

(An indirect wholly owned subsidiary of the
Guardian Life Insurance Company of America)

Consolidated Statement of Financial Condition
December 31, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Managers
and Member of
Park Avenue Securities LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Park Avenue Securities LLC and its subsidiaries at December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 19, 2004

Park Avenue Securities LLC and Subsidiaries

(An indirect wholly owned subsidiary of
The Guardian Life Insurance Company of America)

Consolidated Statement of Financial Condition

December 31, 2003

Assets		
Cash and cash equivalents	$	2,051,164
Cash segregated under federal regulations		568,334
Securities purchased under agreement to resell		11,000,550
Deposits with clearing organizations		76,580
Receivable from broker-dealer		1,244,654
Receivable from registered representatives		1,156,891
Due from The Guardian Life Insurance Company of America		944,045
Commissions receivable		3,315,714
Capitalized software costs, net of accumulated amortization of $1,818,670		454,471
Deferred tax asset		180,930
Prepaid and other assets		77,272
Total assets	$	21,070,605
Liabilities and Member's Equity		
Commissions payable	$	3,334,236
Due to The Guardian Life Insurance Company of America		5,432,178
Contingent and other liabilities		1,675,920
Total liabilities		10,442,334
Member's equity		10,628,271
Total liabilities and member's equity	$	21,070,605

The accompanying notes are an integral part of this financial statement.

1. Organization and Nature of Business

Park Avenue Securities LLC ("PAS" or the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. The Company is a Delaware Limited Liability Company that is a wholly owned subsidiary of The Guardian Insurance and Annuity Company, Inc. ("GIAC"), which is ultimately a wholly owned subsidiary of The Guardian Life Insurance Company of America ("Guardian Life").

PAS' business as a securities broker-dealer consists of selling products offered by GIAC, Guardian Investor Services, LLC ("GIS") and non-affiliated sponsors. Such products include mutual funds, variable annuities, variable life insurance, 401(k) plans and investment advisory services. PAS also acts as a broker in the purchase and sale of securities.

2. Significant Accounting Policies

This consolidated financial statement includes the accounts of the Company and its wholly owned subsidiaries (see Note 10). All intercompany balances and transactions are eliminated in consolidation.

Proprietary securities transactions are recorded on a trade date basis. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Cash and cash equivalents are cash and highly liquid investments with a maturity of three months or less. They are reported in the statement of financial condition at cost, which approximates fair value.

Cash segregated under federal regulations represents: 1) funds collected from customers and payable to mutual fund sponsors as a result of the sale of mutual fund shares, and 2) funds reserved for mutual fund breakpoint claims as mandated by the National Association of Securities Dealers, Inc. (see Note 9). Such payables are included in contingent and other liabilities.

Capitalized computer software costs consist of costs to purchase and develop software used in the Company's business. Such costs are amortized over 48 months commencing the month placed in service.

The preparation of this financial statement is conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

3. Related Party Transactions

A significant portion of the Company's revenues and expenses relate to transactions with Guardian and its affiliates.

Pursuant to an expense sharing agreement, Guardian Life charges the Company for the services of certain employees of Guardian Life engaged in the company's business and for the Company's use of Guardian Life's centralized services such as equipment, data processing and communications. The total charge payable at December 31, 2003 was $5,432,178.

Computer software costs of $49,882 was sold to Guardian Life during 2003.

During the year, the Company earned revenues from GIAC for sales of GIAC's variable annuity and variable life insurance products. At December 31, 2003, the receivable for such revenues was $551,104 and is included in commissions receivable.

During the year, the Company earned revenues from GIS for selling shares of The Park Avenue Portfolio. At December 31, 2003, the receivable for such revenues was $531,129 and is included in commissions receivable.

During 2003, the Company received a $3 million capital contribution from its parent company. There is a commitment by GIAC to provide $3 million of additional capital in 2004.

4. Income Taxes

The Company and subsidiaries' are included in the consolidated income tax return of Guardian Life. The consolidated income tax liability is allocated among the members of the group according to a tax sharing agreement. In accordance with this tax sharing agreement, each member of the group computes its tax provision and liability on a separate return basis, but may, where applicable, recognize benefits of net operating losses utilized in the consolidated group. Estimated payments are made between the members of the group during the year. The Company is organized as a limited liability company and is thereby a disregarded entity for federal and state income tax purposes. Income tax receivable from Guardian Life was $849,487 and is included in due from Guardian Life Insurance Company of America.

The Company's deferred taxes primarily reflect temporary differences related to amortization of capitalized software costs, allowances for bad debt expense, accruals for loss contingencies, and prepaid expenses.

The Company's management has concluded that the deferred tax asset is more likely than not to be realized. Therefore no valuation allowance has been provided.

5. Receivable From Broker-Dealers

The Company clears its proprietary and certain customer transactions through another broker-dealer on a fully disclosed basis. The receivable from broker-dealers at December 31, 2003 includes advisory fees and commissions receivable.

6. Resale and Repurchase Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

7. Net Capital Requirements

Park Avenue Securities is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. At December 31, 2003, the Company had net capital of $4,702,214 which was $4,006,058 in excess of the $696,156 required to be maintained. The ratio of aggregate indebtedness to net capital was 2.22 to 1.

8. Off-Balance Sheet Risk

In the normal course of business, securities transactions of customers are introduced and cleared through a clearing broker. Pursuant to an agreement between the company and the clearing broker, the clearing broker has the right to charge the company for certain losses that result from transactions with such customers. The Company clears certain mutual fund transactions directly with the sponsor. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and the Company has to sell the mutual fund at a loss.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum assignable to this right. At December 31, 2003, the Company has recorded no liabilities with regard to the right.

The Company's policy is to monitor its customer and counter-party risk through the use of a variety of credit exposure reporting and control procedures, including reviewing, as considered necessary, the credit standing of each counter-party and customer with which it conducts business.

FASB Interpretation No. 45, ("FIN 45"), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others requires the disclosure of representations and warranties which the Company enters into which may provide general indemnifications to others. The Company in its normal course of business may enter into other legal contracts that contain a variety of these representations and warranties which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote.

9. Contingencies

The Company has been named as a defendant in several lawsuits and claims from customers that allege violations of federal and state securities laws. As of December 31, 2003, the Company recorded a liability for loss contingencies in the amount of $886,000 and is included in contingent and other liabilities.

The Company collects sales charge from customers who buy shares of certain classes of mutual fund shares. These sales charges are set by the mutual fund company. Fund companies typically offer discounts to the front-end sales charges assessed on Class A mutual fund shares at certain pre-determined levels of investments called "breakpoints".

As a result of examinations during 2002, the securities regulator (NASD) became concerned that broker-dealers nationwide were not uniformly delivering appropriate breakpoints to their customers.

In 2003, the NASD directed a number of broker-dealers to perform a self-assessment of their Class A mutual fund transactions to gauge how well available breakpoint discounts were delivered to customers. Breakpoint discounts reduce the front-end sales charge customers pay when they purchase Class A mutual fund shares. The amount of the discount is based on the size of the investment, and the discount increases as the investment increases. As a result, the NASD found that most broker-dealers did not uniformly deliver appropriate breakpoint discounts. In Notice to Members ("NTM") 03-47, the NASD directed all firms to make appropriate refunds to customers who did not receive discounts for which they were eligible. NTM 03-47 also directed all firms to make an estimate of their refund liability and segregate that amount in Cash Segregated Under Federal Regulations. As a result of this self-assessment, the Company identified certain customers that did not receive breakpoint discounts for which they were eligible. The Company corrected this missed breakpoint in accordance with NASD guidance. The Company has sent information about breakpoints and claim forms to its mutual fund customers in accordance with these subsequent NASD directives. The Company has used the results of this sample to estimate the Company's total exposure of refunds of commissions to such customer. As of December 31, 2003, the Company recorded a liability for refunds to customers in the amount of $469,000 and is included in contingent and other liabilities.

While it is not possible to predict with certainty the ultimate outcome of these lawsuits and claims or the resolution of the contingency or refunds to customers, management believes, after consultation with counsel, that resolution of these matters is not expected to have a material effect on the Company's financial condition. These matters, if resolved in a manner different from the estimates, could have a material adverse effect on earnings or cash flows when resolved in a future reporting period.

For several other legal matters, it is not practical to estimate a range of possible loss for the Company, and losses could be material with respect to earnings in any given period.

10. Consolidated Subsidiaries

The following is a summary of certain financial information of the Company's consolidated subsidiaries:

	Total Assets	Stockholder's Equity
PAS Insurance Agency of Hawaii, Inc.	$ 1,000	$ 1,000
PAS Insurance Agency of Texas, Inc.	149,791	100,629
PAS Insurance Agency of Alabama, Inc.	60,340	43,239
PAS Insurance Agency of Massachusetts, Inc.	33,056	18,052
	$ 244,187	$ 162,920

The $162,920 of stockholder's equity of the subsidiaries is included as capital in the consolidated computation of the Company's net capital, because the assets of the subsidiaries are readily available for the protection of the Company's customers, broker-dealers, and other creditors, as permitted by rule 15c3-1.